SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

Cell Genesys, Inc.

(Names of Subject Company (Issuer) and Filing Person (Offeror))

3.125% Convertible Senior Notes due November 1, 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Number of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chief Executive Officer

Cell Genesys, Inc.

400 Oyster Point Boulevard, Suite 525

South San Francisco, CA 94080

(650) 266-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

SAM ZUCKER, Esq.
ERIC C. SIBBITT, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,073,431.84	$3,463.70

*	The transaction value is estimated only for purposes of calculating amount of filing fee. The amount is based on the purchase price of an aggregate of $68,307,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”), as described herein, equaling an aggregate of $34,153,500 in cash plus approximately $0.2 million in accrued interest, 14,063,205 shares of common stock (valued at $0.4654 per share, the average of the high and low prices on May 21, 2009), and $21,175,000 aggregate principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013, assuming all Existing Notes are exchanged in this exchange offer.
**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Cell Genesys, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer (the “Exchange Offer”) to exchange for each $1,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”): (i) 205.8824 shares of the Company’s common stock, par value $0.001 per share (“common stock”), plus (ii) a cash payment of $500.00 plus accrued and unpaid interest on such $1,000 principal amount of Existing Notes to, but excluding, the settlement date of the Exchange Offer, plus (iii) $310.00 principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013 (the “New Notes,” and together with consideration referenced in clauses (i) and (ii), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated May 22, 2009 (the “Offer to Exchange”) and in the related Exchange Offer materials (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Documents”). The Exchange Consideration will be in full satisfaction of the principal amount of, and any accrued and unpaid interest to, but excluding, the settlement date of the Exchange Offer on, the Existing Notes so tendered and accepted. The Company will not issue fractional shares of common stock in the Exchange Offer. Instead, the Company will pay you an amount of cash equal to any such fraction multiplied by the closing sale price of the common stock on the trading day immediately preceding the settlement date of the Exchange Offer, rounded down to the nearest whole cent. In addition, the New Notes will be issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. The Company will not issue New Notes in a denomination that is not an integral multiple of $1,000. To the extent you would otherwise be entitled to receive a principal amount of New Notes that is not an integral multiple of $1,000, the principal amount of New Notes that you will actually receive will be rounded down to nearest $1,000 and you will receive a cash payment equal to the difference between the rounded and unrounded principal amounts, rounded down to nearest whole cent, in lieu of such difference. The Exchange Consideration will be subject to any required withholding of taxes, and no interest will be paid thereon. The Exchange Offer is being extended to all holders of the Existing Notes.

The Existing Notes were issued pursuant to the Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated as of October 20, 2004. The Existing Notes are the obligation of the Company and each $1,000 of Existing Notes is convertible into 109.8901 shares of the Company’s common stock, representing a conversion price of approximately $9.10 per share of common stock.

The Exchange Offer expires at 5:00 p.m., New York City time, on Monday, June 22, 2009, which date the Company refers to as the Expiration Date, unless the Exchange Offer is extended. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended.

Holders of the Existing Notes should read the Offer Documents in their entirety. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Documents is incorporated by reference into this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Terms of the Offer” in the Offer to Exchange is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer of the Existing Notes is Cell Genesys, Inc. The address of the Company’s principal executive offices is 400 Oyster Point Boulevard, Suite 525, South San Francisco, CA 94080. Its telephone number is (650) 266-3000.

(b) Securities. The information set forth under the caption “Description of the Notes—Existing Notes” in the Offer to Exchange is incorporated herein by reference. As of the date hereof, there was approximately $68.3 million aggregate principal amount of the Existing Notes outstanding.

(c) Trading Market and Price. The information set forth under the caption “Price Range of Common Stock” in the Offer to Exchange is incorporated herein by reference. The Existing Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above and incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth under the caption “The Exchange Offer—Interests of Directors, Executives and Affiliates of Cell Genesys in the Existing Notes” in the Offer to Exchange is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth the Offer to Exchange under the captions “Summary Terms of the Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer,” “—Expiration Date; Extensions; Amendments,” “—Procedures for Tendering Notes in the Exchange Offer,” “—Right of Withdrawal,” “—Acceptance and Delivery of the Exchange Consideration,” “—Conditions to the Completion of the Exchange Offer,” “Comparison of Rights Between the Notes and the Common Stock,” “Description of Capital Stock,” “Description of the Notes” and “Certain Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the best of the Company’s knowledge, the Company will not purchase any Existing Notes from any of its executive officers, directors or affiliates. The information set forth under the caption “The Exchange Offer—Interests of Directors, Executives and Affiliates of Cell Genesys in the Existing Notes” in the Offer to Exchange is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Issuer’s Securities. The information set forth under the captions “Description of the Notes—Existing Notes,” “The Exchange Offer—Interests of Directors, Executives and Affiliates of Cell Genesys in the Existing Notes,” “Comparison of Rights Between the Notes and the Common Stock” and “Description of Capital Stock” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Exchange are incorporated herein by reference. The Company has entered into the following agreements in connection with the Existing Notes (each of which is filed as an exhibit hereto and incorporated herein by reference):

•	Indenture, dated as of October 20, 2004, between the Company and U.S. Bank National Association, as Trustee;

•	Resale Registration Rights Agreement, dated as of October 20, 2004, among the Company and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers; and

•	Settlement and Exchange Support Agreement, dated as of May 10, 2009, by and between Cell Genesys, Inc. and Tang Capital Partners, LP.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth under the captions “Summary Terms of the Exchange Offer,” “The Settlement and Exchange Support Agreement” and “The Exchange Offer—Purposes; Plans” in the Offer to Exchange is incorporated herein by reference.

(b) Use of Securities Acquired. Any Existing Notes accepted for purchase by the Company pursuant to the Exchange Offer will be canceled.

(c) Plans. The information set forth under the caption “The Exchange Offer—Purposes; Plans” in the Offer to Exchange is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. We will use funds from cash on hand to consummate the Exchange Offer. The information set forth under the caption “The Exchange Offer—Source and Amount of Funds” “ in the Offer to Exchange is incorporated herein by reference

(b) Conditions. We will use funds from cash on hand to consummate the Exchange Offer. We have no alternative financing arrangements or alternative financing plans. The information set forth under the captions “Summary Terms of the Exchange Offer” and “The Exchange Offer—Conditions to the Completion of the Exchange Offer” in the Offer to Exchange is incorporated herein by reference.

(d) Borrowed Funds. None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. To the best our knowledge, neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Existing Notes. The information set forth under the caption “The Exchange Offer—Interests of Directors, Executives and Affiliates of Cell Genesys in the Existing Notes” in the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions. To the best of our knowledge, during the 60 days preceding the date of this Schedule TO, none of our executive officers, directors or affiliates have engaged in any transactions in the Existing Notes. The information set forth under the caption “The Exchange Offer—Interests of Directors, Executives and Affiliates of Cell Genesys in the Existing Notes” in the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth under the captions “Summary Terms of the Exchange Offer,” “The Exchange Offer—Solicitation” and “—Fees and Expenses” in the Offer to Exchange is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The following financial statements and information are incorporated by reference:

(1) The audited consolidated financial statements of the Company as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(2) The unaudited consolidated financial statements of the Company as set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

(3) The information in the Offer to Exchange under the caption “Summary Terms of the Exchange Offer—Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(4) As of March 31, 2009, the tangible book value per share is $0.03.

(b) Pro Forma. The information in the Offer to Exchange under the caption “Unaudited Pro Forma Financial Data” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under the captions “Certain Legal Matters; Regulatory Approvals” and “The Settlement and Exchange Support Agreement” in the Offer to Exchange is incorporated herein by reference.

(b) Other Material Information. The information set forth under the captions “Risk Factors,” “The Exchange Offer—Conditions to the Completion of the Exchange Offer” and “Certain Material U.S. Federal Income Tax Considerations” in the Offer to Exchange is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Exchange, dated May 22, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Cell Genesys, Inc. on May 11, 2009 (incorporated by reference to Exhibit 99.1 to Cell Genesys, Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2009).

(a)(5)(B)	Press Release issued by Cell Genesys, Inc. on May 22, 2009.

(a)(5)(C)	Cell Genesys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 9, 2009 and incorporated herein by reference.

(a)(5)(D)	Cell Genesys, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009 and incorporated herein by reference.

(b)	None.

(d)(1)(A)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(B)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

(d)(1)(C)	Settlement and Exchange Support Agreement, dated as of May 10, 2009, among Cell Genesys, Inc. and the Noteholder (incorporated by reference to Exhibit 4.to Cell Genesys, Inc.’s Current Report on Form 8-K with the SEC on May 11, 2009).

(d)(1)(D)	Form of Indenture to be entered into between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit T3C.1 to Cell Genesys, Inc.’s Form T-3 filed with the SEC on May 22, 2009).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D.
Chairman of the Board and Chief Executive Officer

Date: May 22, 2009

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Exchange, dated May 22, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Cell Genesys, Inc. on May 11, 2009 (incorporated by reference to Exhibit 99.1 to Cell Genesys, Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2009).

(a)(5)(B)	Press Release issued by Cell Genesys, Inc. on May 22, 2009.

(a)(5)(C)	Cell Genesys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 9, 2009 and incorporated herein by reference.

(a)(5)(D)	Cell Genesys, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009 and incorporated herein by reference.

(b)	None.

(d)(1)(A)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(B)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(C)	Settlement and Exchange Support Agreement, dated as of May 10, 2009, among Cell Genesys, Inc. and the Noteholder (incorporated by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Current Report on Form 8-K with the SEC on May 11, 2009).

(d)(1)(D)	Form of Indenture to be entered into between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit T3C.1 to Cell Genesys, Inc.’s Form T-3 filed with the SEC on May 22, 2009).

(g)	None.

(h)	None.